UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2019

Commission File Number 000-30342

JACADA LTD.

(Translation of Registrant’s name into English)

8 Ha’sadna’ot Street

Herzliya Pituach, 46728 Israel

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

CONTENTS

AMENDED NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS

In compliance with the regulations promulgated under the Israeli Companies Law, 5759 – 1999, or the Companies Law, and its articles of association, or the Articles, Jacada Ltd. (Jacada or the Company) hereby provides notice to its shareholders (as described in the amended notice that it has published today in an Israeli newspaper) as to the amendment of Proposal 1 that will be presented at Jacada’s annual general meeting of shareholders, or the Meeting. As provided in the original notice for the Meeting, which was published on January 17, 2019, the Meeting is scheduled to take place on Wednesday, February 27, 2019 at the Company’s headquarters, 8 Ha’sadna’ot Street, Herzliya Pituach, 46728, Israel at 11:00 a.m., Israel time.

Proposal 1 to be presented at the Meeting will consist of the following:

(1) Election to the Board of Directors of Jacada, or the Board, of a new nominee to serve as an external director under the Companies Law and as a Class I director under the Articles, for a three year term, until the third annual general meeting of shareholders following the Meeting and until the due qualification of his or her successor, and approval of the terms of his or her compensation.

The identity of, and background biographical information related to, the new nominee will be provided in the proxy statement for the Meeting, to be sent to the Company’s shareholders following the record date for the Meeting. Mr. Ohad Zuckerman, who had served as our external director and Class I director until the current time, will be stepping down from the Board and will not be presented for re-election at the Meeting pursuant to Proposal 1, due to limitations on his period of service under the Companies Law.

In light of the publication of this amended notice, a new record date has been set for the Meeting. Shareholders of record holding Jacada’s ordinary shares, par value NIS 0.04 per share, or Ordinary Shares, at the close of business on Monday, January 28, 2019 will be entitled to vote at the Meeting.

Other than the amendment of Proposal 1, all other agenda items for the Meeting will remain as previously proposed, consisting of the following:

(2) Election to the Board of Mr. Barak Gablinger to serve as a Class I director under the Articles for a three year term, until the third annual general meeting of shareholders following the Meeting and until the due qualification of his successor.

(3) Re-election of each of Messrs. Assaf Harel and Ofer Timor to serve as an unclassified director under the Articles for a one-year term, until the next annual general meeting of shareholders and until the due qualification of his successor.

(4) Re-appointment of Kost Forer Gabbay & Kasierer, a member of EY Global, as the independent auditors of the Company for the year ended December 31, 2018 and for such additional period until the next annual general meeting of shareholders, and authorization of the Board to fix the remuneration of the independent auditors based on the volume and nature of their services in accordance with Israeli law, such remuneration and the volume and nature of such services having been previously approved by the audit committee of the Board.

At the Meeting, the audited annual consolidated financial statements of Jacada for the fiscal year ended December 31, 2017 will also be presented to Jacada’s shareholders.  The shareholders will furthermore transact such other business as may properly come before the Meeting or any adjournment thereof.

The Board has unanimously approved each of the above proposals and recommends that you vote in favor thereof.

The presence in person or by proxy of two or more shareholders possessing at least 33 1/3% of the Company’s voting power will constitute a quorum at the Meeting. In the absence of a quorum within one half-hour of the scheduled time for the Meeting, the Meeting will be adjourned for one week and will be held on Wednesday, March 6, 2019 at the same time and place. At such adjourned meeting, the presence of at least two shareholders in person or by proxy (regardless of the voting power possessed by their shares) will constitute a quorum. The approval of each of the above proposals requires the affirmative vote of a majority of the Ordinary Shares present (in person or by proxy) and voting (not including abstentions and broker non-votes) at the Meeting (or at any adjournment thereof.

In addition to the simple majority needed for the approval of all proposals, the election of the new nominee to serve as an external director under Proposal 1 also requires that either:

•	the majority voted in favor of that election includes a majority of the Ordinary Shares held by non-controlling shareholders who do not have a conflict of interest (referred to under the Companies Law as a personal interest) (other than a personal interest that does not derive from a relationship with a controlling shareholder) in the election of the new nominee that are voted at the Meeting, excluding abstentions; or

•	the total number of Ordinary Shares held by non-controlling, non-conflicted shareholders (as described in the previous bullet-point) voted against election of the new nominee does not exceed two percent (2%) of the aggregate voting rights in Jacada.

Following the record date for the Meeting, the Company will send to its shareholders a proxy statement further describing the proposals listed above along with a related proxy card or voting instruction form. Those documents will similarly be furnished to the Securities and Exchange Commission , or the SEC, in a Report of Foreign Private Issuer on Form 6-K, or a Form 6-K, which may be obtained for free from the SEC’s website at www.sec.gov. The full text of the proposed resolutions, together with the form of proxy card for the Meeting, may also be viewed beginning on February 3, 2019 at the registered office of the Company, 8 Ha’sadna’ot Street, Herzliya Pituach 46728, Israel, from Sunday to Thursday, 10:00 a.m. to 5:00 p.m. (Israel time).  Our telephone number at our registered office is +972-9-952-5900.

Whether or not our shareholders plan to attend the Meeting, it is important that their shares be represented and voted at the Meeting. Accordingly, shareholders are requested to complete, date and sign a proxy card or voting instruction form that will be distributed to them and return it promptly in the pre-addressed envelope that will be provided, or to instead follow the instructions for electronically directing how their shares will be voted, which instructions will be provided. If mailing your proxy to our transfer agent in the enclosed envelope, your vote must be received by 12:00 p.m. Eastern time on Tuesday, February 26, 2019 to be validly included in the tally of ordinary shares voted at the Meeting. If providing voting instructions to your broker, bank or other nominee via a physical voting instruction form, or online (at www.proxyvote.com), the deadline for receipt of those instructions will be 11:59 p.m. Eastern time on Monday, February 25, 2019. If sending in your proxy card directly to our registered office, it must be received at least four hours prior to the appointed time for the Meeting. Detailed voting instructions will be provided both in the proxy statement and in the accompanying proxy card or voting instruction form to be sent to you. Shareholders who attend the Meeting in person may revoke their proxies or voting instructions (subject, in the case of voting instructions, to presenting certain additional documentation) and vote their Ordinary Shares at the Meeting.

In accordance with the Companies Law and regulations promulgated thereunder, any shareholder of the Company holding at least 1% of the outstanding voting rights of the Company for the Meeting may submit to the Company a proposed additional agenda item for the Meeting, to the Company’s offices, 8 Ha’sadna’ot Street, Herzliya Pituach 46728, Israel, Attention: Oren Shefler, email: oshefler@jacada.com, or by facsimile to +972-9- 958-6429 no later than Thursday, January 31, 2019. To the extent that there are any additional agenda items that the Board determines to add as a result of any such submission, the Company will publish an updated notice and proxy card with respect to the Meeting, no later than Thursday, February 7, 2019, which will be available at the Company’s website (at www.jacada.com) and/or upon request from the Company (by contacting Oren Shefler, email: oshefler@jacada.com).

In accordance with the Companies Law and regulations promulgated thereunder, any shareholder of the Company may submit to the Company a position statement on its behalf, expressing its position on an agenda item for the Meeting, to the Company’s offices (at the address provided in the previous paragraph), Attention: Oren Shefler, email: oshefler@jacada.com, or by facsimile to +972-9- 958-6429, no later than Sunday, February 17, 2019. Any position statement received at least two days prior to the Company’s deregistration filing under the Exchange Act (which is currently planned for January 30, 2019) will be furnished by the Company to the SEC on Form 6-K, and will be made available to the public on the SEC’s website at http://www.sec.gov. Any position statement received after that time but no later than Sunday, February 17, 2019 will be available at the Company’s website (at www.jacada.com) and/or upon request from the Company (by contacting Oren Shefler, whose contact information appears above).

As announced on January 16, 2019, Jacada intends to deregister the Ordinary Shares and suspend its reporting obligations with the SEC under the Exchange Act. In order to so, Jacada plans to file a Form 15 on or about January 30, 2019. Because the Meeting will occur after that time, Jacada does not expect to report the results of the vote at the Meeting in a Form 6-K, unless the deregistration does not become effective 90 days after that filing and Jacada’s reporting obligations are consequently reinstated so as to cover the date of the Meeting. The results of the vote will, however, be available at the Company’s website (at www.jacada.com) and/or upon request from Mr. Shefler (whose contact information appears above).

On behalf of the Board of Directors,

Yossie Hollander

Chairman of the Board of Directors

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report on Form 6-K to be signed on its behalf by the undersigned, thereunto duly authorized.

JACADA LTD.
By:	/S/ CAROLINE CRONIN
Name:	Caroline Cronin
Title:	Chief Financial Officer

Dated: January 24, 2019